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SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GulfStar Group I, Ltd.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

700 Louisiana Street, Ste 3800

(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ALICIA NEAL	713-3002002	aneal@gulfstargrou
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Harper & Pearson Company, P.C.

(Name – if individual, state last, first, and middle name)

One Riverway, Ste 1900	Houston	TX	77056
(Address)	(City)	(State)	(Zip Code)

431

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, F.W. Luedde, III _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GulfStar Group I, Ltd. _____, as of 12/31 _____, 2 22 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



CHRISTINE M WRIGHT
Notary ID #742325
My Commission Expires
April 24, 2026

Christine Wright
Notary Public

Signature: _____

Title:
Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

GULFSTAR GROUP I, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2022

C O N T E N T S

HARPER | PEARSON

One Riverway Drive, Ste. 1900
Houston, Texas 77056
Office 713.622.2310
Fax 713.622.5613

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors, Partners and Management of
GulfStar Group I, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of GulfStar Group I, Ltd. as of December 31, 2022, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of GulfStar Group I, Ltd. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of GulfStar Group I, Ltd.'s management. Our responsibility is to express an opinion on GulfStar Group I, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to GulfStar Group I, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Commission and Information Relating to Possession or Control of Securities Under Rule 15c3-3 of the Securities Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of GulfStar Group I, Ltd.'s financial statements. The supplemental information is the responsibility of GulfStar Group I, Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



HARPER & PEARSON COMPANY, P.C.

We have served as GulfStar Group I, Ltd.'s auditor since 2004.
Houston, Texas
February 28, 2023

2

harperpearson.com

ASSETS

Cash and cash equivalents	$	1,835,569
Accounts receivable, affiliate		493,440
Notes receivable, affiliate		502,800
TOTAL ASSETS	$	2,831,809

LIABILITIES AND PARTNERS' CAPITAL

Accounts payable, affiliate	$	110,856
Accrued margin tax		42,405
TOTAL LIABILITIES		153,261
Partners' capital		2,678,548
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	2,831,809

See accompanying notes.

3

Revenues	
Management fee income, affiliate	$ 1,020,000
Retainer fees	50,000
Commissions	6,978,527
Total Revenues	8,048,527
Expenses	
Management fees	1,380,000
Managing directors fees	2,357,341
Referral fees	665,806
Payroll taxes	60,672
Professional fees	57,813
Licenses and registrations	10,622
Margin tax	42,405
Other	625
Total Expenses	4,575,284
Net Income	$ 3,473,243

See accompanying notes.   4

	General Partner	Limited Partners	Total
Balance, December 31, 2021	$ 84,553	$ 3,020,752	$ 3,105,305
Distributions	(390)	(3,899,610)	(3,900,000)
Net Income	347	3,472,896	3,473,243
Balance, December 31, 2022	$ 84,510	$ 2,594,038	$ 2,678,548

See accompanying notes.

5

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 3,473,243
Adjustments to reconcile Net Income	
to net cash provided by Operating Activities:	
Decrease in Accounts Receivable, affiliate	157,280
Increase in Accounts Payable, affiliate	292,509
Increase in Accrued Margin Tax	18,634
Net cash provided by Operating Activities	3,941,666
CASH FLOW FROM FINANCING ACTIVITIES	
Distributions to Partners	(3,900,000)
Net cash used in Financing Activities	(3,900,000)
Net cash increase for period	41,666
Cash at beginning of period	1,793,903
Cash at end of period	$ 1,835,569

See accompanying notes.

6

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GulfStar Group I, Ltd. (a Texas limited partnership) (the Partnership) maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Partnership and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Partnership is located in Houston, Texas and is a private investment banking firm. Accordingly, the Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients. The Partnership is registered as a Broker-Dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulation Authority (FINRA).

Statement Presentation - The unclassified statement of financial condition is presented in accordance with industry standards.

Estimates - The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Partnership considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Income Taxes - The Partnership's income, losses, and tax credits will be included in the income tax returns of the Partners. Accordingly, the Partnership does not record a provision for Federal income taxes. The Partnership accrues Texas Margin taxes if owed. For the year ended December 31, 2022, the partnership accrued Margin tax expense of $42,405.

The Partnership believes that all tax positions will more likely than not be sustained upon examination. As of December 31, 2022, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2019 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of income.

Revenue Recognition - Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

EXPERIENCE • LEADERSHIP • RESULTS

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management fee income is recorded in accordance with the terms of the respective contract when the service is complete, and the revenue is reasonably determinable. Investment banking fees from securities related transactions are recognized when transactions close and receivables are recorded at that time.

Subsequent Events - The Partnership has evaluated subsequent events through February 28, 2023, the date the financial statements were available to be issued. No subsequent events other than the item noted in Note F occurred, which required adjustment or disclosure to the financial statements at December 31, 2022.

NOTE B   ORGANIZATION

The Partnership's general partner is GulfStar Group GP, LLC, owning a 0.01% interest. Through December 31, 2007, GulfStar Investment of Nevada Inc. (Nevada) and IBC Subsidiary Corporation (IBC) owned 29.997% and 69.993% in limited partnership interests, respectively. Effective January 1, 2008, the limited partnership interest was reallocated between Nevada and IBC to 49.995% and 49.995%, each. The Partnership can remain in existence until December 31, 2050.

All Partnership profits, losses, and distributions are to be allocated to the partners in proportion to their respective percentage interests.

NOTE C   RELATED PARTY TRANSACTIONS

The Partnership utilizes the services of GulfStar II, Ltd. (GulfStar II) (a company affiliated by ownership) for the day-to-day operation and management of the Partnership's business, including financial services management, information systems, bookkeeping, recordkeeping, clerical services, furnishing office space, equipment, and supplies; assisting in compliance with all reporting and administrative obligations of the Partnership; assisting in preparation and updating of a business plan, preparation of budgets, providing marketing and sales support, obtaining research, analysis, and informational services; and arranging for monitoring of legal, accounting, and other professional services. As compensation for these services the Partnership paid GulfStar II management fees of $115,000 per month for the year of 2022. The management fees are payable monthly in advance or at such other times as the parties may mutually agree. At December 31, 2022 there were no amounts payable to or prepaid with GulfStar II related to management fees. Total fees paid by the Partnership pursuant to the agreement were $1,380,000 for the year ended December 31, 2022.

NOTE C   RELATED PARTY TRANSACTIONS (continued)

At December 31, 2022, the Partnership had no prepaid management fees. In addition to management fees pursuant to the agreement, the Partnership also pays fees to managing directors based on a tiered percentage of the Partnership's success fee earned from closing a financing transaction. Managing Directors fees totaled $2,357,341 for the year ended December 31, 2022. Effective January 2, 2009, GulfStar II agreed to pay the Partnership a management fee for professional services on a monthly basis. Total management fees received by the Partnership were $1,020,000 for the year ended December 31, 2022. During 2022, the Partnership recorded a noncash transaction in the amount of approximately $191,000 to reduce accounts receivable, affiliate and accounts payable, affiliate.

NOTE D   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital and comply with a ratio of aggregate indebtedness to net capital as defined under such provisions. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis.

At December 31, 2022 the Partnership had net capital of $1,655,751 and a net capital requirement of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .09 to 1 at December 31, 2022. The Securities and Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Partnership at this time of no greater than 15 to 1.

NOTE E   CONCENTRATIONS AND CREDIT RISK

The Partnership has cash deposits in correspondent financial institutions in excess of the amount insured by the FDIC in the amount of $1,574,011 at December 31, 2022. It is the Partnership's practice to utilize high net worth financial institutions to minimize credit risk. Additionally, the Partnership has credit risk related to the note receivable from GulfStar II. The Partnership's management does not believe significant credit risk exists in relation to this receivable and that no reserves are required.

NOTE F   NOTES RECEIVABLE, AFFILIATE

The Partnership created intercompany receivables for cash advances with its affiliate GulfStar II on February 26, 2009 and October 1, 2011 in the amounts of $270,000 and $107,100, respectively. These interest free notes were renewed and will mature on February 23, 2024 and October 1, 2023, respectively. On February 27, 2012, the Partnership created an additional intercompany note receivable with its affiliate GulfStar II in the amount of $125,700. This interest free note was renewed during 2023 and will mature on February 27, 2024.

EXPERIENCE • LEADERSHIP • RESULTS

NET CAPITAL

Total partners' capital qualified for net capital	$	2,678,548
Nonallowable assets:		
Cash and cash equivalents		(11,557)
Accounts receivable, affiliate		(493,440)
Notes receivable, affiliate		(502,800)
Total nonallowable assets		(1,007,797)
Excess Fidelity Bond Deductible		(15,000)
		(1,022,797)
Net capital	$	1,655,751

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6.66% of total aggregate indebtedness)	$	10,217
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two minimum requirement amounts)	$	10,217
Excess net capital	$	1,645,534
Ratio: Aggregate indebtedness to net capital		.09 to 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2022 and the corresponding unaudited filing of part IIA of the FOCUS Report form X 17A-5 filed by GulfStar Group I, Ltd.

EXPERIENCE • LEADERSHIP • RESULTS

GULFSTAR GROUP I, LTD

Information Relating to the Possession or Control
Requirements under Rule 15c3-3

December 31, 2022

<u>Exemption Provision</u>

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

See report of independent public accounting firm.

To the Board of Directors, Partners and Management of
GulfStar Group I, Ltd.

In connection with our audit of the financial statements and supplemental information of GulfStar Group I, Ltd. (the Partnership) for the year ended December 31, 2022, we have issued our report thereon dated February 28, 2023. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Partnership's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during the year ended December 31, 2022. We noted no transactions entered into by the Partnership during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Partnership's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Partnership in its December 31, 2022 financial statements are described in Note A to the financial statements and relate to the policies the Partnership uses to account for revenue recognition as it relates to fulfillment of engaged services.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. There were no critical estimates identified affecting the financial statements of the Partnership for the year ended December 31, 2022.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Partnership or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-Party Relationships and Transactions

As part of our audit, we evaluated the Partnership's identification of, accounting for, and disclosure of the Partnership's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Partnership's policies or procedures or for which exceptions to the Partnership's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

harperpearson.com

Quality of the Partnership's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Partnership's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We found the qualitative aspects of the Partnership's accounting principles to be relevant and appropriate.

Corrected and Uncorrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The management representation letter lists the corrected and uncorrected misstatements that we presented to management, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditors Report

In connection with the audit of the financial statements, we have provided you a draft of our Auditor's report and we have discussed the report draft with you.

Exceptions to Exemption Provisions

In connection with our review of the Partnership's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Partnership's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Partnership presents the supplemental information that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Board of Directors, Partners and Management of GulfStar Group I, Ltd. and is not intended to be, and should not be, used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

HARPER & PEARSON COMPANY, P.C.

Houston, Texas
February 28, 2023

Gulfstar Group I, LTD.
700 Lousiana Street, Suite 3800 / Houston, Texas 77002
713-300-2010

Exemption Report

Gulfstar Group I, LTD. (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, and the Company, (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Gulfstar Group I, LTD.

I, F.W. Luedde, III, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
F.W. Luedde, III, President and Chief Compliance Officer

February 17, 2023